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DEC 06 2021

Washington, DC

SEC FILE NUMBER
8-70351

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/20 (MM/DD/YY) AND ENDING 09/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bayberry Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1440 G Street NW 9th Floor
(No. and Street)

Washington (City) DC (State) 20005 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jay Wright (Name) 301.524.4759 (Area Code – Telephone Number) jwright@bayberrysecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert
(Name – if individual, state last, first, and middle name)

2626 Glenwood Ave. (Address) Raleigh (City) NC (State) 27608 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 454770 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay O. Wright, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bayberry Securities, Inc, as of November 29, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

BRIAN DINKA NOTARY PUBLIC MONTGOMERY COUNTY, MD

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BAYBERRY SECURITIES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

As of and for the Year Ended September 30, 2021

And Report of Independent Registered Public Accounting Firm

BAYBERRY SECURITIES, INC.
TABLE OF CONTENTS

Cherry Bekaert LLP

CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Bayberry Securities, Inc.
Washington, D.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bayberry Securities, Inc. (the "Company") as of September 30, 2021, the related statements of operations, changes in owner's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital and Net Capital Ratio Under Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

Rockville, Maryland
November 29, 2021
We have served as the Company's auditor since 2020.

BAYBERRY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2021

ASSETS	
Current Assets:	
Cash	$ 39,695
Total Assets	**$ 39,695**
LIABILITIES AND OWNER'S EQUITY	
Liabilities:	
Accounts payable	$ 3,069
Income tax payable	250
Total Liabilities	3,319
Owner's Equity:	
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding at September 30, 2021	46,495
Accumulated deficit	(10,119)
Total Owner's Equity	36,376
Total Liabilities and Owners' Equity	**$ 39,695**

The accompanying notes to the financial statements are an integral part of this statement.

BAYBERRY SECURITIES, INC.
STATEMENT OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2021

Revenues:	
Advisory fees	$ 204,653
Total Revenues	204,653
Expenses:	
Wages and other payroll expenses	125,100
Regulatory fees	2,306
Bank fees	540
Audit and other professional fees	57,305
Other operating expenses	21,853
Total Expenses	207,104
Loss before taxes	(2,201)
Income tax expense	250
Net loss	$ (2,451)

The accompanying notes to the financial statements are an integral part of this statement.

BAYBERRY SECURITIES, INC.

STATEMENT OF CHANGES IN OWNER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2021

	Owner's Equity
Balance, September 30, 2020	$ 38,827
Net loss	(2,451)
Balance, September 30, 2021	$ 36,376

The accompanying notes to the financial statements are an integral part of this statement.

BAYBERRY SECURITIES, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2021

Cash flows from operating activities:	
Net loss	$ (2,451)
Adjustments to reconcile net loss to operating cash flows:	
Increase in accounts payable and other current liabilities	1,061
Net cash used in operating activities	(1,390)
Decrease in cash	(1,390)
Cash at beginning of period	41,085
Cash at end of year	$ 39,695

The accompanying notes to the financial statements are an integral part of this statement.

Note 1—Nature of operations

Bayberry Securities, Inc. (the "Company"), a District of Columbia corporation, was incorporated on January 24, 2019, under the laws of the District of Columbia and is an investment banking firm providing corporate finance, private placement and advisory services to middle market companies. The Company is taxed as a C corporation under applicable provisions of the Internal Revenue Code (the "Code").

The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC"), the Public Company Accounting Oversight Board ("PCAOB") and the Financial Industry Regulatory Authority ("FINRA"). The Company became a licensed broker-dealer in March of 2020. Prior to March of 2020, the Company was dormant as it was going through the FINRA approval process. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as applicable to brokers and dealers in securities.

Note 2—Summary of significant accounting policies

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash – The Company places its cash on deposit with financial institutions in the United States of America. The Federal Deposit Insurance Corporation covers $250,000 for substantially all depository accounts.

Fee Revenue – The Company provides general corporate development, merger and acquisition, and private placement-related advisory services. Revenue for advisory arrangements is generally recognized over time as the performance obligations are simultaneously provided, unless the retainer is refundable in part or in whole. Revenue related to transaction success fees is generally recognized at the point in time that is the later of (a) the performance under the arrangement is completed (the closing of the transaction) or (b) the success fee is collected. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. As it relates to transaction success fees and in determining the transaction price, the Company includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. As a result, the Company does not recognize transaction success fees until the later of (a) a transaction is closed by the Company or (b) the success fee is collected.

Advertising – Advertising costs are expensed as incurred.

Income Taxes – The Company is taxed as a C corporation under applicable provisions of the Code. The applicable tax rate is 21% for 2020. However, the Company does not recognize any income tax benefits of pre-tax losses due to the uncertainty of the Company making sufficient taxable income in the future. The Company is also subject to taxation under the laws of the District of Columbia. For 2021, due to the Company having revenue of less than $1 million, the applicable income tax is the required minimum of $250.

Note 3—Capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. At September 30, 2021, the Company had net capital of $36,376 which was $31,376 in excess of its required capital of $5,000. The Company's net capital to indebtedness ratio was 10.96:1; its indebtedness to net capital ratio was 9.1% or 1:10.96.

The company is not subject to SEC Rule 15c3-3.

Note 4—Part I, Form X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Philadelphia Regional Office of the SEC.

Note 5—Supplemental cash flow information

The Company accrued but did not pay before September 30, 2021 income tax of $250.

Note 6—Related parties

All compensation expense for the year ended September 30, 2021 was paid to Jay Wright, 100% owner and President of the Company.

Note 7—Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 8—COVID-19

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines or "stay-at-home" restrictions in certain areas and forced closures for certain types of public places and businesses. COVID-19 and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets globally, including the geographical areas in which the Company operates.

While it is unknown how long these conditions will last, including whether a worldwide resurgence will occur, and what the complete financial impact will be, the Company could experience a material disruption of operations, a decline in revenue, a decline in value of assets, deterioration of customer base and the inability of customers to pay for services provided. To date, the Company has seen both positive and negative impacts to business. The Company is closely monitoring the impact of the COVID-19 pandemic on all aspects of business and is unable at this time to predict the continued impact that COVID-19 will have on the business, financial position, and operating results in future periods due to numerous uncertainties.

Note 8—Subsequent events (continued)

The Company has evaluated subsequent events through November 29, 2021 in connection with the preparation of these financial statements, which is the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULES

BAYBERRY SECURITIES, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL AND NET CAPITAL RATIO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF SEPTEMBER 30, 2021

Net worth	$36,376
Less non-allowable assets	
Total Non-Allowable Assets	-
Net capital	$ 36,376
Aggregate indebtedness	$ 3,319
Ratio of indebtedness to capital	0.091

A reconciliation of the Company's computation of net capital as reported was not prepared as there were no material differences between the Company's computation of net capital included in its unaudited Form X17A-5 Part II and the computation contained herein.

BAYBERRY SECURITIES, INC.
SCHEDULE II- EXEMPTION REPORT

AS OF THE YEAR ENDED SEPTEMBER 30, 2021

BAYBERRY SECURITIES, INC. (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

As set forth in Section 8(2) of the Company's Membership Agreement, the Company is considered a "Non-Covered Firm" not subject to (i.e. exempt from) 17 C.F.R. §240.15c3-3 and is filing an Exemption Report in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to providing investment banking services in two areas: private placements of securities and M&A advisory services.

(2) The Company did not (i) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) carry accounts of or for customers; or (3) carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Jay Wright, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

BAYBERRY SECURITIES, INC.

/s/ *Jay O. Wright*

JAY O. WRIGHT

PRESIDENT

NOVEMBER 21, 2021

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm on Exemption Report

To the Board of Directors
Bayberry Securities, Inc.
Washington, D.C.

We have reviewed management's statements, included in the accompanying Exemption Report (Schedule II), in which (1) Bayberry Securities, Inc. (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. Section 15c3-3 and is filing its Exemption Report relying on footnote 74 to Securities Exchange Commission ("SEC") Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to conducting business activities as an investment banking firm providing corporate finance, private placement, and advisory services and (2) the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Rockville, Maryland
November 29, 2021

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm on Agreed-Upon Procedures Required by SEC Rule 17a-5(e)(4)

To the Board of Directors
Bayberry Securities, Inc.
Washington, D.C.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended September 30, 2021. Management of Bayberry Securities, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2021 noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Rockville, Maryland
November 29, 2021

BAYBERRY SECURITIES, INC.

SCHEDULE OF ASSESSMENTS AND PAYMENTS

SEPTEMBER 30, 2021

Payment Date	To Whom Paid	Amount
February 2021	SIPC	$27
August 2021	SIPC	$218